Copa Holdings Announces Monthly Traffic Statistics For September 2019

PANAMA CITY, Oct. 14, 2019 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for September 2019:

Operating Data	September	September	% Change	FY	FY	% Change
	2019	2018	(YOY)	2019	2018	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,992.1	2,108.2	-5.5%	18,964.7	19,373.0	-2.1%
RPM (mm) (2)	1,691.5	1,704.0	-0.7%	16,059.9	16,194.8	-0.8%
Load Factor (3)	84.9%	80.8%	4.1p.p.	84.7%	83.6%	1.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of September 2019, Copa Holdings' capacity (ASMs) decreased 5.5%, while system-wide passenger traffic (RPMs) decreased only 0.7% year over year. As a result, system load factor for the month was 84.9%, 4.1 percentage points higher than September 2018.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 103 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 15 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774